EXHIBIT 99.1

Yamana Gold Reports Positive Exploration Results at Its Producing Mines; New Zones and Targets Identified at All Operations With the Potential to Significantly Expand the Mineral Resource Base and Increase Mine Life; East Gouldie Results Highlight Continuity and Scale of the Zone

      Download a PDF of detailed drill hole results for Minera Florida
      Download a PDF of detailed drill hole results for Cerro Moro
      Download a PDF of detailed drill hole results for El Peñón
      Download a PDF of detailed drill hole results for Canadian Malartic

TORONTO, Sept. 07, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) today provided an exploration update for the Minera Florida, Cerro Moro, El Peñón and Canadian Malartic mines. Exploration results for the Jacobina mine were announced on July 29, 2021, and for more information, please see the press release titled ‘Yamana Gold Reports Significant Progress on Phase 2 Expansion at Jacobina and Strong Exploration Results for the Operation’, available at www.yamana.com. The exploration program at the Company’s Wasamac project has commenced, with plans for 120,000 metres of drilling for 2021 and 2022, including infill drilling of least 68,000 metres to better delineate areas expected to be developed in the first three years of production and 10,000 metres of drilling on the broader Wasamac property, along with drilling on the adjacent Francoeur projects. An update on the Company’s generative exploration program that will include initial exploration results at Wasamac will be provided before the end of the month.

The Company’s exploration program continues to generate promising new discoveries, indicating excellent potential to add new mineral reserves and mineral resources, consistent with the corporate strategy of extending mine life through depletion replacement on an annual basis. In addition, the commitment to near-mine exploration has defined significant new mineralized zones not currently in life of mine plans. Furthermore, drilling results to date support continuous production at current or higher production levels for at least the 10-year period outlined in the Company’s previously provided outlook with such production not dependent on exploration successes and, in most cases, between existing mineral inventories and exploration results to date, mine lives at all of the Company’s operations are supported for well in excess of that 10-year production outlook period.

Exploration Highlights, Minera Florida

  Drilling in key production sectors of the mine, most notably Don Leopoldo and Fantasma, continues to expand mineralization along strike and down dip. Targets remain open in both directions, underscoring the potential for expansion of the mineral envelope in both sectors. At Don Leopoldo, positive drilling results were obtained in areas that remain open for further growth along strike and down dip.
    Highlights include the following estimated true width intercepts: 7.56 grams per tonne (“g/t”) of gold, 22.5 g/t of silver, and 1.24% of zinc over 5.99 metres (ALH3262); 6.82 g/t of gold, 13.4 g/t of silver and 1.29% of zinc over 3.02 metres (ALH3253).
  At Fantasma, positive drilling results were obtained from the northwestern sector of the vein, defining two parallel horizontal high-grade shoots.
    Highlights include the following estimated true width intercepts: 9.33 g/t of gold, 15.3 g/t of silver and 1.20% of zinc over 2.08 metres (ALH3239); 11.16 g/t of gold, 22.9 g/t of silver and 1.32% of zinc over 2.65 metres (ALH 3289).
  Exploratory drilling at Minera Florida has generated new discoveries in the core mine area, including VNC and Juan Pablo, providing increased optionality for the mining operation and demonstrating the geological potential in the central Alhue block.
  The recent discovery of veins such as Cucaracha and Juan Pablo in new areas beyond the eastern and western limits of the central Alhue block, the historic focus of exploration and mining at Minera Florida, underscores the potential for further near-mine discoveries.
  The robust exploration results at Minera Florida support the plan for production increases at the operation.

Exploration Highlights, Cerro Moro

  Expanded the known core mine veins at Cerro Moro with significant drill results, most notably at Zoe and Martina, providing an excellent opportunity for mineral resource growth in the near term, highlighting the continuity and potential of several sectors near current mining operations.
  At Zoe, positive drilling results show good continuity at depth.
    High-grade results over the following estimated true widths include: 34.71 g/t of gold and 3,264.5 g/t of silver over 3.47 metres (MD3173); 31.34 g/t of gold and 4,004.4 g/t of silver over 2.94 metres (MD3354).
  At Martina, drilling has defined the continuity of the main ore shoot generating new areas open to exploration.
    Highlights include the following estimated true width intercepts: 76.63 g/t of gold and 247.9 g/t of silver over 2.41 metres (MD3228); 84.80 g/t of gold and 69.2 g/t of silver over 2.31 metres (MD3240).
  Beyond the core mine, drilling at Naty has defined continuous shallow high-grade mineralization with further growth potential at depth.
    Highlights include the following estimated true width intercepts: 30.68 g/t of gold and 3,824.7 g/t of silver over 10.37 metres (MD3255); 56.27 g/t of gold and 109.7 g/t of silver over 4.29 metres (MD3270); and 102.39 g/t of gold and 1,051.0 g/t of silver over 2.89 metres (MD3271), demonstrating potential for further high-grade mineralization outside of the core mine area.
  District exploration continues to generate important exploration targets, including an emerging district to the south of Cerro Moro. Initial scout drilling at a number of major structures, including Naty NE, Cassius, Domos La Union, La Henriette, and Casper, have generated encouraging results.

Exploration Highlights, El Peñón

  Exploration drilling continues to expand mineralization to depths below several producing sectors, most notably Paloma and Pampa Campamento, while a dedicated program targeting continuity of the main production vein systems at depth is advancing and supportive of planned production increases at El Peñón.
  Drilling at Paloma continues to expand the mineral envelope in multiple sectors, which remain open for further growth.
    Highlights include the following estimated true width intercepts: 49.50 g/t of gold and 72.5 g/t of silver over 1.70 metres (SIU0028); 20.96 g/t of gold and 72.6 g/t of silver over 1.59 metres (SIU0014).
  At Pampa Campamento, infill drilling has confirmed the expanding mineral envelope to depth, which remains open for further exploration.
    Highlights include the following estimated true width intercepts: 33.54 g/t of gold and 68.7 g/t of silver over 0.69 metres (UIP0046); 9.89 g/t of gold and 752.6 g/t of silver over 1.68 metres (UIP0053).
  The Company has initiated a deep exploratory drilling program targeting extensions of the major producing vein systems at depth and to the south of the mine. Initial drill results show significant potential for discovery of blind continuations of the main vein systems.

Exploration Highlights, Canadian Malartic

  Infill drilling at East Gouldie continues to demonstrate strong intercepts and excellent continuity within the defined mineral envelope. Step out drilling to the east also exhibits good expansion potential, providing additional support for the planned Odyssey Underground Project.
  Exploration drilling collared on the Rand property has cut the East Gouldie structure at depth up to 1,260 metres east of the year-end 2020 mineral resource envelope with significant results in three drill holes. Drilling has also intercepted a new mineralized structure 400 metres south of East Gouldie.
  Exploration drilling below the East Amphi deposit has generated significant new intercepts expanding the mineralized envelope with new wide intervals of mineralization.
  Results to date strongly support the transition at Canadian Malartic to a large scale underground operation.

Minera Florida Exploration Update

At Minera Florida, exploration results continue to expand known vein systems, such as at Don Leopoldo and Fantasma, and define new mineralized zones in the core mine, such as VCN and Juan Pablo. Infill drilling in 2021 included conversion of inferred resources as well as delineation drilling of select areas to increase confidence in higher grades areas within the mine plan. The latest drill results have also advanced the understanding and mineral potential of the east block, where the mineralized system is believed to continue at depth within this down-dropped structural block, representing a significant target for new areas close to existing mine infrastructure. Overall, exploration continues to expand the mineralized envelope to the east and west, and supports the plan for further production increases. The mine has an $11 million exploration budget with 52,000 metres of drilling planned for 2021, including 29,000 metres completed to date.

The delineation drilling program at Minera Florida has focused on the Fantasma and Don Leopoldo sectors, with results expanding the mineral envelope and demonstrating potential for further growth in several directions.

Infill and delineation drilling at Don Leopoldo continues to generate positive results, confirming the presence of mineralization in the northwestern portion of this system, which indicates that the sector remains open for expansion toward its projected intersection with the Patagua vein. Drilling highlights include the following estimated true width intercepts: 7.56 g/t of gold, 22.5 g/t of silver and 1.24% of zinc over 5.99 metres (ALH3262); 6.82 g/t of gold, 13.4 g/t of silver and 1.29% of zinc over 3.02 metres (ALH3253). Step out exploratory drilling intersected the southeastern continuity of the Don Leopoldo vein, expanding the current envelope. Drilling highlights include the following estimated true width intercepts: 9.42 g/t of gold, 9.4 g/t of silver and 0.41% of zinc over 3.94 metres (ALH3114); 13.47 g/t of gold, 15.3 g/t of silver and 0.05% of zinc over 3.70 metres (ALH3124). The sector also remains open in the down plunge direction, where the deepest hole executed (ALH3145) returned the following estimated true width interval: 4.23 g/t of gold, 8.2 g/t of silver and 2.69% zinc over 2.73 metres. See Figure 2 and Table 1 for additional results.

At Fantasma, infill drilling has defined two separate, parallel mineralized zones along the northwestern section of this vein system 100 and 200 metres in length and close to mine infrastructure. Drilling highlights include the following estimated true width intercepts: 9.33 g/t of gold, 15.3 g/t of silver and 1.20% of zinc over 2.08 metres (ALH3239); 11.16 g/t of gold, 22.9 g/t of silver and 1.32% of zinc over 2.65 metres (ALH 3289). Step out exploratory drilling intersected the continuity of this system along the northwestern strike direction toward the Polvorin structure intersection. Drilling highlights include the following estimated true width intercept: 11.55 g/t of gold, 17.7 g/t of silver and 0.19% of zinc over 1.05 metres (ALH3269). See Figure 3 and Table 1 for additional results.

Recent exploration drilling within the core mine has also generated substantial results. A new discovery, the VCN sector, was defined by excellent results along a continuous 300-metre northwest strike direction. This vein may provide important flexibility to the mine operation. Drilling highlights at VCN include the following estimated true width intercepts: 13.99 g/t of gold, 4.3 g/t of silver and 0.42% of zinc over 3.11 metres (ALH3352); 36.87 g/t of gold, 22.3 g/t of silver and 7.02% of zinc over 3.52 metres (ALH 3330).

Further, structural reinterpretation and recent exploratory drilling at the nearby, previously mined, Juan Pablo sector, located east of Alhue block, has generated the following estimated true width intercepts: 5.81 g/t of gold, 4.9 g/t of silver and 0.26% of zinc over 0.91 metres (ALH3130); and 4.98 g/t of gold, 10.7 g/t of silver and 1.87% of zinc over 0.60 metres (ALH3051), showing continuity of mineralization in both the down dip and up dip directions. Significantly, exploratory drilling at Juan Pablo has revealed geological continuity of mineralized veins across the Alhue–East block structural boundary, where veining is displaced by a series of subparallel faults related to the through-going Maqui fault structure, opening up a large area for near-mine exploration. An exploratory drift is planned in this high potential block, with drilling expected to begin in late 2021 or in the first quarter of 2022.

As part of its efforts to expand beyond the east and west limits of the Alhue block and explore Minera Florida’s large land package, exploratory drilling identified a new vein system, Cucaracha, located 1.5 kilometres from the plant. The Cucaracha system is defined continuously for 300 metres along a northwest-southeast direction and over 100 metres down dip, and it remains open in all directions. Drilling highlights include the following estimated true width intercepts: 4.48 g/t of gold, 5.5 g/t of silver and 3.19% of zinc over 2.54 metres (ALH3272); 11.01 g/t of gold, 5.6 g/t of silver and 2.27% of zinc over 1.39 metres (ALH3281).

Recent exploration results at Minera Florida continue to demonstrate the significant upside potential of the Minera Florida District. New sectors such as Don Leopoldo and Fantasma highlight the opportunity to expand the mineral resource base and extend life of mine, while new discoveries in the core block such as VNC represent important contributors for new mineral resources close to mine infrastructure, providing flexibility for the mining operation. In addition, advances in understanding of the structural setting at Minera Florida have demonstrated the continuity of the Alhue vein system east of the central Alhue block at Juan Pablo, highlighting a large near-mine area that is being evaluated for its exploration potential. Furthermore, new discoveries in the West block such as Cucaracha continue to demonstrate the exploration upside adjacent to mine infrastructure. These discoveries confirm the presence of a much wider mineralized system around the historic mine area than previously understood and offer excellent potential for future growth and mine life extensions.

Figure 1: Minera Florida Location Map Showing Main Target Areas Discussed in Text, Principle Vein Systems, and Underground Workings.
https://www.globenewswire.com/NewsRoom/AttachmentNg/c80ebbf4-fe7b-405b-88ac-7d06e2431d48

Figure 2: Minera Florida, Don Leopoldo Longitudinal Section (Looking Northeast) Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/3369beb3-61f6-4ce3-ac19-d34fa864a549

Figure 3: Minera Florida, Fantasma Longitudinal Section (Looking Northeast) Highlighting Recent Drill Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/b3c502c5-d90f-43b9-8b68-4769f63f2d9a

Table 1: Minera Florida New Drill Intercept Highlights, Selected For Intervals Greater Than 3.50 g/t of Gold Over Diluted Horizontal Mining Width of 1.20 Metres. Gold Equivalent Equals Au(g/t)+Ag(g/t)/133.6+Zn(%)/2.54.

Hole	Vein	Drill Hole Type	From (m)	To (m)	Core Width (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Zinc (%)	Gold Eq. (g/t)	Gold (g/t) Over Diluted Width of 1.2 m
ALH3272	Cucaracha	Exploration	138.15	140.72	2.57	2.54	4.48	5.5	3.19	5.78	4.48
ALH3281	Cucaracha	Exploration	158.12	159.73	1.61	1.39	11.01	5.6	2.27	11.95	11.01
ALH3299	Cucaracha	Exploration	107.00	108.10	1.10	1.04	10.08	7.6	3.24	11.42	8.78
ALH3406	Cucaracha	Exploration	117.40	120.35	2.95	1.51	5.89	6.9	3.74	7.42	5.89
ALH3145	Don Leopoldo	Exploration	175.65	178.90	3.25	2.73	4.23	8.2	2.69	5.36	4.23
ALH3092	Don Leopoldo	Infill	135.25	137.98	2.73	2.41	3.92	16.0	0.04	4.08	3.92
ALH3097	Don Leopoldo	Infill	171.05	173.60	2.55	2.29	7.69	17.9	5.11	9.86	7.69
ALH3109	Don Leopoldo	Infill	132.63	134.40	1.77	1.45	5.72	17.1	0.05	5.89	5.72
ALH3114	Don Leopoldo	Infill	184.75	191.50	6.75	3.94	9.42	9.4	0.41	9.67	9.42
ALH3124	Don Leopoldo	Infill	154.35	158.74	4.39	3.70	13.47	15.3	0.05	13.62	13.47
ALH3144	Don Leopoldo	Infill	179.53	181.24	1.71	1.40	8.25	11.1	0.08	8.38	8.25
ALH3159	Don Leopoldo	Infill	154.17	155.95	1.78	1.60	12.08	10.4	0.05	12.19	12.08
ALH3222	Don Leopoldo	Infill	15.09	17.02	1.93	1.70	3.85	26.3	6.55	6.66	3.85
ALH3251	Don Leopoldo	Infill	17.76	21.25	3.49	2.79	10.02	27.5	4.98	12.22	10.02
ALH3253	Don Leopoldo	Infill	9.95	13.59	3.64	3.02	6.82	13.4	1.29	7.45	6.82
ALH3262	Don Leopoldo	Infill	73.20	86.24	13.04	5.99	7.56	22.5	1.24	8.25	7.56
ALH3267	Don Leopoldo	Infill	32.20	35.75	3.55	2.91	14.34	24.0	2.14	15.39	14.34
ALH3277	Don Leopoldo	Infill	19.00	22.85	3.85	3.27	3.94	18.4	3.95	5.66	3.94
ALH3378	Don Leopoldo	Infill	100.20	104.40	4.20	2.41	4.04	6.4	1.92	4.86	4.04
ALH3069	Fantasma	Delineation	53.42	54.48	1.06	0.91	5.61	40.0	0.61	6.20	4.30
ALH3073	Fantasma	Delineation	49.08	50.38	1.30	1.14	44.86	195.2	1.40	47.13	44.49
ALH3075	Fantasma	Delineation	62.60	64.00	1.40	1.19	20.43	112.5	0.49	21.61	20.43
ALH3205	Fantasma	Exploration	99.79	101.23	1.44	1.20	5.24	8.9	0.53	5.52	5.24
ALH3209	Fantasma	Exploration	93.32	102.25	8.93	4.60	5.62	14.1	0.69	6.02	5.62
ALH3233	Fantasma	Exploration	152.40	154.50	2.10	1.77	8.02	8.5	0.83	8.42	8.02
ALH3248	Fantasma	Exploration	101.70	103.25	1.55	1.34	9.75	6.9	1.16	10.27	9.75
ALH3269	Fantasma	Exploration	150.64	151.77	1.13	1.05	11.55	17.7	0.19	11.78	10.11
ALH3282	Fantasma	Exploration	110.60	111.65	1.05	0.94	16.57	16.9	4.69	18.57	13.26
ALH3289	Fantasma	Exploration	108.45	111.63	3.18	2.65	11.16	22.9	1.32	11.88	11.16
ALH3290	Fantasma	Exploration	129.00	130.85	1.85	1.62	8.39	6.3	1.16	8.90	8.39
ALH3123	Fantasma	Infill	180.75	182.90	2.15	1.10	9.52	8.7	0.03	9.61	8.89
ALH3155	Fantasma	Infill	114.50	115.60	1.10	0.90	18.76	52.5	0.30	19.34	14.85
ALH3193	Fantasma	Infill	82.56	85.35	2.79	2.39	3.84	14.1	1.01	4.36	3.84
ALH3200	Fantasma	Infill	94.80	96.50	1.70	1.40	3.75	10.4	0.75	4.13	3.75
ALH3203	Fantasma	Infill	67.98	70.75	2.77	2.50	13.18	86.5	1.96	14.71	13.18
ALH3232	Fantasma	Infill	68.50	70.50	2.00	1.82	11.18	17.6	2.94	12.49	11.18
ALH3239	Fantasma	Infill	119.14	121.78	2.64	2.08	9.33	15.3	1.20	9.94	9.33
ALH3244	Fantasma	Infill	93.02	95.21	2.19	1.85	4.70	31.5	1.47	5.56	4.70
ALH3256	Fantasma	Infill	79.93	81.72	1.79	1.58	5.13	11.7	1.18	5.70	5.13
ALH3260	Fantasma	Infill	133.05	134.70	1.65	1.34	8.58	16.7	1.47	9.31	8.58
ALH3127	Juan Pablo	Exploration	43.70	45.35	1.65	1.35	6.50	4.7	0.69	6.81	6.50
ALH3130	Juan Pablo	Exploration	58.50	59.47	0.97	0.90	5.81	4.9	0.26	5.96	4.41
ALH3060	Juan Pablo	Infill	77.10	78.10	1.00	0.82	9.28	8.0	2.46	10.32	6.50
ALH3210	VCN	Exploration	59.30	61.00	1.70	1.59	6.85	14.0	2.06	7.78	6.85
ALH3352	VCN	Exploration	115.05	119.21	4.16	3.11	13.99	4.3	0.42	14.20	13.99
ALH3380	VCN	Exploration	95.95	99.60	3.65	3.50	15.55	7.5	3.00	16.79	15.55
ALH3330	VCN	Infill	113.40	117.45	4.05	3.52	36.87	22.3	7.02	39.83	36.87
ALH3333	VCN	Infill	116.35	122.60	6.25	4.35	9.53	11.0	2.53	10.63	9.53

Cerro Moro Exploration Update

At Cerro Moro, the exploration program continues to generate good results in both the infill and exploration programs, with positive intercepts in areas of the core mine and from district exploration. Infill drilling included both conversion of inferred resources and significant delineation drilling in the first two quarters of the year, increasing the drill density in key areas of the mine to improve confidence in mine planning and confirming higher grade sectors. Drilling at producing sectors along the main Escondida trend indicate that the vein systems remain open for expansion. At Naty, this new discovery continues to provide significant drilling intercepts, defining a shallow mineable mineral envelope that remains open down plunge to the northeast. District exploration continues to advance the evaluation of the large Cerro Moro land package, generating new exploration targets at regional-scale structures that bear similarities to structures hosting the core mine deposits, with associated surface geochemical anomalies. The mine has a $18 million exploration budget in 2021 with 55,000 metres of drilling planned for the year and 41,000 metres drilled to date.

In addition, positive column leach tests on near-surface vein material and internal studies suggest the opportunity for a low-cost heap leach operation. Exploration has designed a $1.9 million program to delineate near-surface mineral resource opportunities that is expected to begin in the fourth quarter of 2021. Mineral resource delineation will proceed in conjunction with further metallurgical testing, engineering, and internal evaluations to advance this opportunity.

At the Cerro Moro mine, delineation and exploratory drilling programs expanded several producing vein systems hosted along the Escondida trend, most notably at the Zoe and Martina targets. Step out drilling results indicate the continuity of mineralization at these sectors, opening up significant near mine potential to support mineral resource growth potentially supporting a plant expansion. Internal studies completed in the first half of 2021 indicate that doubling of the plant throughput to 2,200 tonnes per day could be achieved with modest capital investment and would significantly reduce processing costs per tonne. The Company has now commenced a metallurgical test work program and pre-feasibility study in anticipation of ongoing exploration success. See Figure 4 for additional details.

At Zoe, infill, delineation, and exploratory drilling generated strong results, confirming continuity along strike and to depth of high-grade mineralization, extending the mineralized zone by 300 metres laterally and 200 metres down dip adjacent to current mine development. Notable results include the following estimated true width intercepts: 34.71 g/t of gold and 3,264.5 g/t of silver over 3.47 metres (MD3173); 31.34 g/t of gold and 4,004.4 g/t of silver over 2.94 metres (MD3354); and 59.76 g/t of gold and 5,386.0 g/t of silver over 2.72 metres (MD3369).

Step out exploratory drilling down dip extended the mineral envelope for an additional 200 metres where mineralization remains open to depth. Drilling highlights include the following estimated true width intercepts: 8.04 g/t of gold and 532.5 g/t of silver over 2.61 metres (MD3419); 6.91 g/t of gold and 30.7 g/t of silver over 3.25 metres (MD3318). To the west, exploratory drilling intercepted the continuity of mineralization along strike, suggesting the system also remains open in this direction. Results include the following estimated true width intercept: 8.15 g/t of gold, 161.3 g/t of silver over 1.43 metres (MD3428). See Figure 5 and Table 2 for additional results.

At Martina, infill and delineation drilling continues to define the continuity of the main horizontal ore shoot along a 300 metre east-west corridor, with the following notable estimated true width intercepts: 76.63 g/t of gold and 247.9 g/t of silver over 2.41 metres (MD3228); 27.05 g/t of gold and 238.7 g/t of silver over 2.40 metres (MD3226); and 84.80 g/t of gold with 69.2 g/t of silver over 2.31 metres (MD3240). Additionally, exploratory drilling has extended the mineralization eastward from the main zone and provided new potential areas for a step out drilling program. Recent estimated true width intercepts include: 7.25 g/t of gold and 5.7 g/t of silver over 2.19 metres (MD3373); 4.60 g/t of gold and 59.0 g/t of silver, over 1.24 metres (MD3382). See Figure 6 and Table 2 for additional results.

Naty is a recently discovered vein system located 25 kilometres south of the Cerro Moro mine complex and represented by shallow mineralization associated with black silica hydrothermal alteration, a key marker in high-grade veins at Cerro Moro. Exploratory and infill drilling during the last year has defined a continuous mineralized envelope extending 900 metres along a northeast-southwest direction, gently plunging northeast, where it remains open. Recent drilling results include the following estimated true width intercepts: 30.68 g/t of gold and 3,824.7 g/t of silver over 10.37 metres (MD3255); 25.91 g/t of gold and 36.9 g/t of silver over 2.98 metres (MD3256); 56.97 g/t of gold and 109.70 g/t of silver over 4.29 metres (MD3270); and 102.39 g/t of gold and 1,051.0 g/t of silver over 2.89 metres (MD3271).

Exploratory drilling has defined a second new shallow mineralized vein, possibly a secondary structure, with the following estimated true width intercepts: 5.86 g/t of gold and 43.5 g/t of silver over 3.99 metres (MD2939); 5.37 g/t of gold and 146.1 g/t of silver over 3.98 metres (MD3128). See Figure 7 and Table 2 for additional results.

Systematic exploration of the large Cerro Moro property surrounding the mine area, which exceeds 300,000 hectares, continued with combined soil and rock geochemistry programs, ground geophysics, surface geological and alteration mapping and reconnaissance drilling. Over the last year, this program has advanced several target areas located south of Cerro Moro, where several major structures and associated surface geochemical anomalies were identified, most notably Naty NE, Cassius, Domos La Union, La Henriette, and Casper. Reconnaissance drilling has identified new mineralized zones for further testing and definition drilling in multiple sectors. The most notable of these is Cassius, which is located two kilometres south of Cerro Moro and hosted by a major northwest-striking structure that parallels the productive Escondida trend. Initial drilling at Cassius encountered a zone of black silica mineralization, which returned an estimated true width intercept of 57.67 g/t of gold and 186.5 g/t of silver over 0.79 metres at 444.16 metres hole depth (MD3453). This new discovery is currently being followed up with additional drilling. See Figure 4 for location of Cassius target.

Positive exploration results along the Escondida trend, an expanding mineral envelope at Naty, and the discovery of a new structure parallel to Escondida are contributing to the goal of mine life extension, with year-on-year depletion replacement. Exploration is targeting several high priority areas with veins that have the potential to contain greater than one kilometre of strike length, representing opportunities to generate new discoveries that may be important drivers of future growth.

Figure 4: Cerro Moro Core Mine Location Map Showing Main Near Mine Target Areas and Principle Vein Systems Along the Escondida-Zoe Trend, and Location of Cassius Target to South.
https://www.globenewswire.com/NewsRoom/AttachmentNg/231b5312-c088-4830-8c0e-645fe3fb16bf

Figure 5: Cerro Moro, Zoe Longitudinal Section (Looking North) Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/3fae7184-8ce5-4df8-b335-49ef6f65aa3b

Figure 6: Cerro Moro, Martina Longitudinal Section (Looking Northeast) Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/02d0aa5c-65a0-4b06-9796-16f75d7f540c

Figure 7: Cerro Moro, Naty Longitudinal Section (Looking Northwest) Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/90cf4ec5-0210-45f5-921d-1a91b8a02da1

Table 2: Cerro Moro New Drill Intercept Highlights, Martina, Zoe, Naty and Cassius Sectors, Selected for Intervals Greater Than 3.5 g/t of Gold Over Diluted Width of 1.8 Metres. Gold Equivalent Equals Au+Ag/83.9.

Hole	Prospect	Drill Hole Type	From (m)	To (m)	Core Width (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Gold (g/t) Over Diluted Width of 1.8 m
MD3453	Cassius	Scout	444.16	445.20	1.04	0.79	57.67	186.5	59.89	25.18
MD3373	Martina	Exploration	206.50	209.10	2.60	2.19	7.25	5.7	7.32	7.25
MD3150A	Martina	Infill	228.00	230.75	2.75	2.13	6.23	26.0	6.54	6.23
MD3156	Martina	Infill	261.20	261.54	0.34	0.27	149.53	221.0	152.16	22.26
MD3211	Martina	Infill	249.00	249.90	0.90	0.73	26.15	62.6	26.90	10.61
MD3211	Martina	Infill	276.30	278.00	1.70	1.38	12.99	48.0	13.56	9.99
MD3217	Martina	Infill	293.00	294.40	1.40	1.17	19.94	336.8	23.95	12.95
MD3217	Martina	Infill	302.80	303.30	0.50	0.42	78.06	1861.0	100.22	18.22
MD3226	Martina	Infill	285.34	288.10	2.76	2.40	27.05	238.7	29.89	27.05
MD3228	Martina	Infill	264.20	267.20	3.00	2.41	76.63	247.9	79.58	76.63
MD3238	Martina	Infill	237.40	239.40	2.00	1.59	31.34	805.4	40.93	31.34
MD3240	Martina	Infill	255.10	258.00	2.90	2.31	84.80	69.2	85.63	84.80
MD3243	Martina	Infill	223.00	224.00	1.00	0.81	14.36	617.3	21.71	6.42
MD3247	Martina	Infill	240.35	243.15	2.80	2.29	11.13	54.9	11.78	11.13
MD3275	Martina	Infill	273.70	274.50	0.80	0.62	33.02	104.6	34.26	11.30
MD3471A	Martina	Infill	313.40	313.80	0.40	0.33	32.76	28.1	33.09	5.99
MD2939	Naty	Exploration	5.00	8.00	3.00	2.99	4.80	21.4	5.05	4.80
MD2939	Naty	Exploration	38.00	42.00	4.00	3.99	5.86	43.5	6.38	5.86
MD3128	Naty	Exploration	67.00	71.00	4.00	3.98	5.37	146.1	7.11	5.37
MD3315	Naty	Exploration	49.50	51.50	2.00	1.99	24.00	26.8	24.32	24.00
MD3251	Naty	Infill	50.50	55.30	4.80	4.78	7.35	490.7	13.20	7.35
MD3254	Naty	Infill	38.30	46.50	8.20	8.17	6.13	157.4	8.00	6.13
MD3255	Naty	Infill	35.75	46.17	10.42	10.37	30.68	3824.7	76.22	30.68
MD3256	Naty	Infill	45.20	49.50	4.30	4.28	3.93	237.1	6.75	3.93
MD3256	Naty	Infill	50.20	52.80	2.60	2.59	5.61	143.0	7.31	5.61
MD3256	Naty	Infill	55.00	56.00	1.00	1.00	13.69	36.1	14.12	7.57
MD3256	Naty	Infill	57.30	62.00	4.70	4.68	9.37	142.2	11.06	9.37
MD3256	Naty	Infill	66.00	69.00	3.00	2.98	25.91	36.9	26.35	25.91
MD3270	Naty	Infill	1.00	5.30	4.30	4.29	56.27	109.7	57.58	56.27
MD3271	Naty	Infill	3.00	5.90	2.90	2.89	102.39	1051.0	114.90	102.39
MD3277	Naty	Infill	16.87	20.50	3.63	3.62	3.59	21.4	3.84	3.59
MD3277A	Naty	Infill	51.00	54.64	3.64	3.63	7.07	248.6	10.03	7.07
MD3279	Naty	Infill	33.00	34.20	1.20	1.19	24.26	333.0	28.22	16.09
MD3279	Naty	Infill	37.60	40.00	2.40	2.39	15.81	388.0	20.43	15.81
MD3044	Naty	Scout	18.90	20.00	1.10	1.10	10.51	27.8	10.84	6.40
MD3252	Zoe	Exploration	423.65	427.10	3.45	2.44	4.53	480.1	10.25	4.53
MD3318	Zoe	Exploration	399.00	403.50	4.50	3.25	6.91	30.7	7.27	6.91
MD3419	Zoe	Exploration	380.75	384.11	3.36	2.61	8.04	532.5	14.38	8.04
MD3428	Zoe	Exploration	329.50	332.00	2.50	1.43	8.15	161.3	10.07	8.15
MD3120	Zoe	Infill	282.00	287.30	5.30	4.30	3.89	162.2	5.82	3.89
MD3123	Zoe	Infill	308.00	317.48	9.48	8.10	3.89	300.0	7.46	3.89
MD3126	Zoe	Infill	236.00	239.00	3.00	2.17	5.30	244.0	8.21	5.30
MD3126	Zoe	Infill	239.80	244.00	4.20	3.04	9.99	50.4	10.60	9.99
MD3142	Zoe	Infill	295.00	302.50	7.50	5.78	16.73	654.3	24.52	16.73
MD3162	Zoe	Infill	160.00	168.00	8.00	5.82	6.58	1016.4	18.68	6.58
MD3165	Zoe	Infill	172.00	175.80	3.80	2.73	19.41	1237.9	34.15	19.41
MD3167	Zoe	Infill	150.50	154.40	3.90	2.65	49.53	2668.5	81.30	49.53
MD3170	Zoe	Infill	127.70	131.00	3.30	2.43	8.51	893.3	19.14	8.51
MD3173	Zoe	Infill	128.00	132.75	4.75	3.47	34.71	3624.5	77.86	34.71
MD3344	Zoe	Infill	156.40	162.00	5.60	3.76	4.57	637.5	12.16	4.57
MD3351	Zoe	Infill	173.20	177.25	4.05	2.94	3.72	570.9	10.51	3.72
MD3353	Zoe	Infill	163.70	165.50	1.80	1.10	23.04	1488.7	40.77	23.04
MD3354	Zoe	Infill	173.20	177.60	4.40	2.94	31.34	4004.4	79.01	31.34
MD3357A	Zoe	Infill	160.60	163.42	2.82	2.02	5.15	438.0	10.36	5.15
MD3359A	Zoe	Infill	174.85	178.00	3.15	1.95	43.98	3437.4	84.90	43.98
MD3361	Zoe	Infill	169.70	184.47	14.77	8.13	21.39	2146.9	46.95	21.39
MD3364	Zoe	Infill	195.00	198.00	3.00	2.14	46.62	2582.8	77.37	46.62
MD3367	Zoe	Infill	221.05	224.50	3.45	2.49	16.19	1201.2	30.49	16.19
MD3369	Zoe	Infill	195.50	199.14	3.64	2.72	59.76	5386.1	123.88	59.76

El Peñón Exploration Update

At El Peñón, core mine exploration continues to define mineralization at depth on the Paloma and Pampa Campamento veins, providing excellent potential for mineral resource expansion and supporting the plan for production increases. In addition, a recently initiated exploratory drilling program has confirmed the presence of the favorable rhyolite mineral host lithology preserved at depth along the southern extension of a major mineralized structure, suggesting the continuity of the Peñón system south of the core mine area. The mine has an exploration budget of $18 million with 128,000 metres of drilling planned in 2021 and 88,000 metres completed to date.

Infill drilling at Paloma continues to expand the mineral envelope down dip, with significant drilling intercepts. Drilling highlights include the following estimated true width intercepts: 20.96 g/t of gold and 72.6 g/t of silver over 1.59 metres (SIU0014) 49.50 g/t of gold and 72.5 g/t of silver over 1.70 metres (SIU0028). Exploration drilling continues to extend mineralization to depth, highlighted by the following estimated true width intersept: 25.71 g/t of gold and 97.8 g/t of silver over 1.24 metres (UEU0028). See Tables 3A and 3B for additional drill results.

At Pampa Campamento, infill drilling has confirmed the current mineral resource over 300 metres in the down dip direction in the central part of the sector where mineralization remains open at depth. Drilling highlights include the following estimated true width intercepts: 33.54 g/t of gold and 68.7 g/t of silver over 0.69 metres (UIP0046); 9.89 g/t of gold and 752.6 g/t of silver over 1.68 metres (UIP0053). In the north sector of this vein, exploratory drilling defined a subvertical mineralized zone 100 metres wide and extending 300 metres down dip. Results include the following estimated true width intercepts: 9.90 g/t of gold and 44.8 g/t of silver over 1.02 metres (SEP0010); 9.98 g/t of gold and 15.2 g/t of silver over 0.72 metres (SEP0006). Please see Figure 8 and Tables 3A and 3B for additional drill results.

The Company recently initiated a brownfield program dedicated to the systematic exploration of large unexplored volumes of the favorable rhyolite host stratigraphy directly along strike of the major producing veins. These areas remain unexplored due to the presence of unmineralized cover rocks that are capable of concealing a large vein system (i.e. greater than two kilometres cumulative extent). As part of this program, the Company recently launched an aggressive exploratory drilling program focusing along the projected strike extension of the major vein systems at Quebrada Orito, Quebrada Colorada, and Bonanza.

At Quebrada Orito, one of the largest veins on the El Peñón property, an initial vertical exploratory drill hole, collared one kilometre along the southern projection of the Orito structure, confirmed the presence of the favourable host rhyolite unit at depth, and intersected a zone of strongly hydrothermally altered, mineralized tuff directly overlying the rhyolite hosting quartz veining. The vein interval assayed 1.26 g/t of gold and 48.6 g/t of silver over a core length of 4.00 metres, including a sub-interval which graded 8.10 g/t of gold and 135.2 g/t of silver over a core length of 0.50 metres (SDX-0609). These results confirm the continuation of the favourable rhyolite stratigraphy up to at least one kilometre south along the projection of the Quebrada Orito vein at depth. Furthermore, the presence of mineralization in this section of the property is encouraging and lends support to the underlying exploration premise. See Figure 9 for further details.

The potential at the El Peñón core mine is further underpinned by the project’s excellent track record of mineral resource discovery, continuous depletion replacement, and 22 years of continuous production. With the existence of excess plant capacity at El Peñón coupled with recent exploration results and new targets along trend of this major vein system, the Company expects to utilize that plant capacity and increase production. Furthermore, the Company believes there is excellent potential for long-term growth at El Peñón beyond the mine life suggested by the mine’s current mineral reserve inventory.

Figure 8: El Peñón, Pampa Campamento Longitudinal Section (Looking East) Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/f9545c19-2d5e-440c-b83a-c57a28e3431f

Figure 9: El Peñón District Plan Map, North-South Mine-Scale Long Section and Local Cross Section as Context to Recent Exploration Drill Hole SDX0609, Initial Test of Deep Rhyolite Host – Quebrada Orito South Vein Projection Drill Target.
https://www.globenewswire.com/NewsRoom/AttachmentNg/0c3030ca-a40e-4c30-851c-af6c7fcf1ff6

Table 3A: El Peñón New Infill Drill Intercepts, Select for Intervals Greater Than 3.5 g/t of Gold Over Diluted Width of 1.2 Metres. Gold Equivalent Equals Au(g/t)+Ag(g/t)/86.

Hole	Vein	From (m)	To (m)	Core Width (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Gold (g/t) Over Diluted Width of 1.2 m
UIA0201	Aleste Main	189.21	189.64	0.43	0.25	33.10	17.2	33.30	6.90
SIQ0001	Colorada Sur	328.00	329.50	1.50	1.07	39.86	52.4	40.47	35.87
SIQ0002	Colorada Sur	307.00	307.50	0.50	0.36	12.90	634.0	20.27	3.87
SIQ0003	Colorada Sur	316.72	317.74	1.02	0.86	19.80	414.5	24.62	14.69
SIQ0008	Colorada Sur	307.48	309.00	1.52	1.16	5.53	103.9	6.73	5.48
SIQ0015	Colorada Sur	304.45	306.70	2.25	1.79	9.91	391.4	14.46	9.91
SIQ0018	Colorada Sur	447.00	448.00	1.00	0.31	29.85	1188.5	43.67	8.01
SIQ0022	Colorada Sur	364.50	365.50	1.00	0.42	12.05	772.5	21.03	4.32
UIQ0004	Colorada Sur	94.94	97.50	2.56	2.29	6.64	259.3	9.65	6.64
UIQ0005	Colorada Sur	124.60	125.90	1.30	0.89	11.00	388.9	15.52	8.21
UIQ0009	Colorada Sur	142.00	144.00	2.00	1.24	5.16	273.9	8.34	5.16
SIQ0006	Colorada Sur (+15)	376.55	377.85	1.30	0.85	6.15	212.4	8.62	4.43
UID0325	Dorada Footwall Oeste	157.60	158.00	0.40	0.20	29.30	2625.0	59.82	5.13
UID0327	Dorada Footwall Oeste	45.37	46.34	0.97	0.82	5.60	522.0	11.67	3.83
UID0327	Dorada Footwall Oeste	119.48	119.95	0.47	0.41	13.20	371.6	17.52	4.62
UID0320	Dorada Footwall Oeste Oeste (+10)	182.38	183.00	0.62	0.41	11.40	443.0	16.55	4.09
UID0316	Dorada Footwall Oeste	139.40	140.98	1.58	1.27	8.70	681.0	16.62	8.70
UID0331	Dorada Footwall Oeste	127.56	128.79	1.23	1.02	7.60	831.1	17.27	6.52
UID0332	Dorada Footwall Oeste	165.35	165.90	0.55	0.32	23.50	1836.0	44.85	6.21
UID0340	Dorada Footwall Oeste	172.13	172.96	0.83	0.48	39.70	783.0	48.80	16.05
UID0343	Dorada Footwall Oeste	178.65	179.26	0.61	0.38	38.00	1605.0	56.66	12.19
UID0344	Dorada Footwall Oeste	144.25	144.90	0.65	0.40	12.50	1217.0	26.65	4.38
UID0345	Dorada Footwall Oeste	110.00	111.70	1.70	1.52	9.80	867.6	19.89	9.80
UIV0041	El Valle	271.00	275.00	4.00	3.29	4.90	105.0	6.12	4.90
UIV0042	El Valle	285.35	286.23	0.88	0.74	9.80	417.0	14.65	6.29
UIV0045	El Valle	342.00	343.60	1.60	1.23	3.55	112.5	4.86	3.55
SIL0007	Laguna	61.50	63.00	1.50	1.20	8.81	45.5	9.34	8.81
UID0312	Martillo Central Sur	206.87	207.70	0.83	0.80	15.80	717.0	24.14	10.57
UIM0052	Martillo Flat	216.50	219.00	2.50	1.84	5.52	550.2	11.92	5.52
SIU0007	Paloma	349.20	350.40	1.20	0.72	43.00	372.6	47.33	26.52
SIU0008	Paloma	319.45	320.28	0.83	0.55	28.00	31.9	28.37	12.95
SIU0008	Paloma	329.00	329.73	0.73	0.45	19.90	864.0	29.95	7.46
SIU0010	Paloma	403.00	409.00	6.00	3.77	18.21	39.2	18.67	18.21
SIU0012	Paloma	428.10	428.75	0.65	0.44	11.30	59.7	11.99	4.33
SIU0013	Paloma	495.05	496.77	1.72	1.00	40.96	118.5	42.33	34.13
SIU0014	Paloma	501.73	504.23	2.50	1.59	20.96	72.6	21.80	20.96
SIU0015	Paloma	331.25	332.30	1.05	0.71	11.01	763.7	19.89	6.52
SIU0016	Paloma	533.50	537.00	3.50	1.85	43.00	21.5	43.25	43.00
SIU0017	Paloma	500.90	502.50	1.60	0.97	11.96	85.0	12.95	9.67
SIU0017	Paloma	503.80	505.13	1.33	0.76	18.45	49.3	19.02	11.62
SIU0023	Paloma	549.80	552.22	2.42	1.48	4.65	42.7	5.15	4.65
SIU0028	Paloma	538.89	541.58	0.40	1.70	49.50	72.5	50.34	49.50
UIP0010	Pampa Campamento	241.16	244.70	3.54	1.11	11.02	43.3	11.52	10.74
UIP0012	Pampa Campamento	214.12	216.00	1.88	0.81	22.32	598.8	29.28	15.40
UIP0013	Pampa Campamento	262.50	264.88	2.38	1.15	6.28	217.6	8.81	6.12
UIP0013	Pampa Campamento	268.35	270.45	2.10	0.59	8.34	441.5	13.47	4.28
UIP0014	Pampa Campamento	235.23	237.97	2.74	1.42	4.28	80.7	5.22	4.28
UIP0015	Pampa Campamento	342.00	345.59	3.59	1.10	10.47	212.6	12.94	10.12
UIP0017	Pampa Campamento	223.09	227.55	4.46	1.63	14.89	482.1	20.50	14.89
UIP0020	Pampa Campamento	264.80	269.38	4.58	1.35	6.07	232.0	8.77	6.07
UIP0024	Pampa Campamento	340.00	342.10	2.10	0.94	14.71	213.9	17.20	12.26
UIP0027	Pampa Campamento	357.70	366.70	9.00	2.68	4.70	131.2	6.23	4.70
UIP0032	Pampa Campamento	253.30	255.00	1.70	0.79	5.94	284.4	9.24	4.02
UIP0033	Pampa Campamento	327.00	332.00	5.00	2.11	10.22	218.2	12.75	10.22
UIP0036	Pampa Campamento	229.35	231.15	1.80	1.10	12.99	27.0	13.30	12.12
UIP0044	Pampa Campamento	167.30	168.65	1.35	0.58	56.63	1911.9	78.86	29.26
UIP0046	Pampa Campamento	248.37	249.50	1.13	0.69	33.54	68.7	34.34	20.13
UIP0050	Pampa Campamento	461.40	463.90	2.50	0.69	14.86	284.3	18.17	8.79
UIP0051	Pampa Campamento	189.68	191.35	1.67	0.72	12.00	194.1	14.26	7.50
UIP0053	Pampa Campamento	233.90	238.47	4.57	1.68	9.89	752.6	18.64	9.89
SIS0001	Sorpresa	377.15	379.30	2.15	1.22	8.04	266.6	11.14	8.04
SIS0004	Sorpresa	389.30	389.90	0.60	0.44	21.61	1430.3	38.24	6.38
UIS0013	Sorpresa (+30)	255.35	256.02	0.67	0.48	15.90	285.0	19.21	6.59

Table 3B: El Peñón New Exploration Drill Intercepts, Select for Intervals Greater Than 3.5 g/t of Gold Over Diluted Width of 1.2 Metres. Gold Equivalent Equals Au(g/t)+Ag(g/t)/86.

Hole	Vein	From (m)	To (m)	Core Width (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Gold (g/t) Over Diluted Width of 1.2 m
UEU0016	Abundancia	221.30	223.86	2.56	1.28	8.23	64.7	8.98	8.23
UEO0030	Angelina	116.00	188.45	72.45	0.88	5.11	27.1	5.42	3.96
SEX0011	Bermuda	224.50	226.50	2.00	1.28	9.40	55.5	10.05	9.40
SEX0016	Bermuda	324.50	325.50	1.00	0.75	5.36	9.8	5.47	4.11
SEM0007	Carmela	368.00	369.00	1.00	0.67	9.09	6.9	9.17	5.25
SEQ0003	Colorada Sur	306.00	307.00	1.00	0.77	32.60	513.0	38.57	21.46
SEQ0005	Colorada Sur	348.00	350.00	2.00	1.32	20.45	93.5	21.54	20.45
SEQ0007	Colorada Sur	300.00	302.00	2.00	1.56	8.95	307.0	12.52	8.95
SEQ0010	Colorada Sur	281.00	282.00	1.00	0.58	7.10	156.5	8.92	3.57
SEQ0020	Colorada Sur	349.00	351.00	2.00	0.74	7.63	0.7	7.64	5.09
SNX0983	Colorada Sur	421.00	428.00	7.00	2.72	15.30	7.6	15.39	15.30
SNX0983	Colorada Sur	457.50	464.50	7.00	2.92	7.14	3.8	7.19	7.14
UEQ0008	Colorada Sur	85.00	86.70	1.70	0.87	6.09	392.6	10.65	4.82
UEQ0008	Colorada Sur	114.00	115.00	1.00	0.89	11.00	466.0	16.42	9.08
SEQ0004	Colorada Sur (-10)	326.50	328.00	1.50	0.81	6.11	309.3	9.71	4.24
SED0003	Dorada Este	471.00	474.00	3.00	1.37	5.40	75.0	6.28	5.40
UED0060	Dorada Este	105.25	108.05	2.80	1.00	11.77	75.0	12.64	10.83
UED0051	Dorada FW W	116.20	117.75	1.55	1.32	8.82	681.0	16.74	8.82
UED0052	Dorada FW W	121.44	122.70	1.26	1.18	10.51	1623.6	29.39	10.51
UEV0014	El Valle	295.42	296.10	0.68	0.98	8.73	9.0	8.83	8.51
UEV0016	El Valle	319.90	321.55	1.65	1.22	7.33	211.2	9.79	7.33
UEV0017	El Valle	350.50	352.10	1.60	1.24	4.00	91.4	5.06	4.00
SEE0030	Esmeralda	158.00	160.00	2.00	1.49	5.30	304.0	8.83	5.30
SEE0027	Esmeralda Sur	256.00	257.00	1.00	0.47	9.40	13.5	9.56	3.84
SEM0002	Martillo Flat (+150)	230.00	231.00	1.00	0.84	5.30	749.0	14.01	3.76
SEU0001	Paloma	573.00	577.50	4.50	1.30	43.90	34.3	44.30	43.90
SEU0004	Paloma	465.00	466.00	1.00	0.67	9.10	78.4	10.01	5.23
SEU0006	Paloma	534.00	535.50	1.50	1.07	43.00	43.3	43.50	39.06
SEU0008	Paloma	551.00	554.00	3.00	2.03	8.37	3.5	8.41	8.37
SEU0011	Paloma	606.50	607.50	1.00	0.54	12.80	61.7	13.52	5.98
SEU0016	Paloma	596.86	598.94	2.08	1.39	4.29	130.7	5.81	4.29
SNX0977	Paloma	522.00	526.50	4.50	2.65	12.49	25.7	12.79	12.49
UEU0028	Paloma	360.63	363.88	3.25	1.24	25.71	97.8	26.85	25.71
SEP0003	Pampa Campamento	427.50	428.50	1.00	0.55	26.59	455.9	31.89	12.32
SEP0006	Pampa Campamento	494.00	496.00	2.00	0.72	9.98	15.2	10.16	6.15
SEP0008	Pampa Campamento	584.50	585.50	1.00	0.20	43.75	46.9	44.29	7.29
SEP0009	Pampa Campamento	432.00	433.00	1.00	0.55	10.70	139.4	12.32	4.99
SEP0010	Pampa Campamento	475.50	477.50	2.00	1.02	9.90	44.8	10.42	8.66
SEP0014	Pampa Campamento	504.00	506.50	2.50	1.03	4.35	29.8	4.70	3.77
UEP0017	Pampa Campamento	109.60	113.60	4.00	2.60	4.62	16.0	4.80	4.62
UEP0021	Pampa Campamento	205.64	207.18	1.54	0.42	56.00	616.3	63.17	20.53
UEP0026	Pampa Campamento	283.84	285.30	1.46	1.30	10.77	410.7	15.54	10.77
UES0013	Pampa Campamento	357.00	358.10	1.10	1.08	5.94	124.2	7.38	5.40
SEX0019	Pampa Providencia Este (-15)	277.00	278.00	1.00	0.68	10.10	213.8	12.59	5.77
SES0001	Sorpresa	371.00	372.00	1.00	0.62	7.58	38.1	8.02	4.09
SES0002	Sorpresa	388.00	390.50	2.50	1.60	8.17	421.8	13.08	8.17
SES0002	Sorpresa	403.00	405.00	2.00	0.98	24.04	1468.6	41.11	20.03
SES0002	Sorpresa	431.00	432.00	1.00	0.72	8.25	18.7	8.47	5.09
SES0003	Sorpresa	404.00	406.00	2.00	1.28	4.72	221.0	7.28	4.72
SES0016	Sorpresa	370.00	373.00	3.00	1.58	33.60	774.0	42.60	33.60
UES0010	Sorpresa	202.35	202.79	0.44	0.33	12.90	845.0	22.73	3.87
UES0004	Sorpresa (-70m)	143.00	144.00	1.00	0.45	40.00	1709.1	59.87	15.67
SES0010	Sorpresa (+50)	302.00	304.00	2.00	0.78	8.90	300.0	12.39	5.93
SET0005	Ventura	599.00	601.00	2.00	0.86	5.00	57.3	5.66	3.62
UEV0018	Vista Norte	269.00	269.45	0.45	0.38	63.20	344.0	67.20	21.07

Canadian Malartic Exploration Update

Exploration at Canadian Malartic continues to focus on definition of the Odyssey Underground Project predominantly through definition drilling of the East Gouldie deposit. Infill, expansion and exploration drilling of the East Gouldie structure have all returned excellent results to date highlighting the exceptional continuity and size of the zone. The district exploration program has discovered a deep eastern extension of the East Gouldie structure as well as a new zone located 400 metres south of East Gouldie and intercepted further promising mineralization below the known East Amphi deposit. These results support the continued growth of Canadian Malartic as it transitions from an open pit mine to a large underground operation with a decades long mine life.

The East Gouldie zone was discovered in late 2018 and the first mineral resource was published in December 2019. Exploration in 2021 at Canadian Malartic has prioritized definition drilling at East Gouldie, reducing drill spacing in the mineral resource area to 75 metre spacing. To date in 2021, 65,967 metres have been completed at East Gouldie, providing 87 new pierce points within the East Gouldie mineral inventory. Results continue to confirm that the grade, width, and overall shape of the orebody are consistent with previously reported intercepts used for mineral resource estimation.

Drilling highlights in the East Gouldie infill area include the following estimated true width intercepts: 6.2 g/t of gold over 61.7 metres including 10.9 g/t gold over 21.0 metres at 1,102 metres depth (MEX19-154WC); 6.8 g/t gold of gold over 41.4 metres at 1,069 metres depth, including 10.4 g/t gold over 20.6 metres (MEX21-208); 7.9 g/t of gold over 25.5 metres at 1,496 metres depth (MEX21-203R). These results continue to define high grade zones within the broader mineralized envelope. Step out drilling beyond the mineral resource envelope reported at year-end 2020 has extended the mineralized envelope to the east with two drill holes cutting significant mineralization. Extension drilling highlights include the following estimated true width intercepts: 11.6 g/t of gold over 4.9 metres at 1,487 metres depth (MEX 20-180W); 2.0 g/t gold over 20.5 metres at 1,588 metres depth (MEX21-202) as the best interval in a wide zone of mineralization with five discrete reported intercepts. See Table 4 for additional results.

Definition drilling also continued in the Odyssey deposit with 3,000 metres drilled from surface and 1,439 metres drilled from underground.

Table 4: Canadian Malartic, East Gouldie New Drill Intercepts, Select for Intervals Greater Than 25 gram metre metal factor.

Drill hole	Inclusion	Zone	Drill Hole Type	From (m)	To (m)	Core Width (m)	Est. True Width (m)	Gold Grade (g/t) - Uncapped	Gold Grade (g/t) - 20 g/t cap	Depth of Midpoint Below Surface (m)*
MEX19-154WC		HG WZ	Infill	1538.30	1561.60	23.30	21.04	11.68	10.87	-1102.48
		South of HG_WZ	Infill	1565.20	1572.00	6.80	6.09	6.18	6.18	-1109.88
		South of HG_WZ	Infill	1574.50	1596.00	21.50	19.11	5.92	5.56	-1116.30
MEX20-164WD		HG_WZ	Infill	1862.00	1872.10	10.10	8.52	4.93	4.93	-1687.70
MEX20-166W		South of HG_SZ	Infill	1691.00	1704.00	13.00	12.15	2.61	2.61	-1343.98
MEX20-166WA		HG_SZ	Infill	1677.00	1696.50	19.50	18.64	2.52	2.52	-1389.58
MEX20-171WD		North of HG_WZ	Infill	1774.00	1817.00	43.00	35.65	4.18	4.18	-1607.74
	Incl.		Infill	1779.30	1800.90	21.60	17.91	6.32	6.32	-1603.83
		HG_WZ	Infill	1826.65	1860.00	33.35	27.27	1.92	1.92	-1641.66
MEX20-172AWB		HG_SZ	Infill	1888.00	1927.80	39.80	33.06	5.35	5.00	-1637.43
	Incl.		Infill	1888.00	1899.00	11.00	9.14	14.19	12.93	-1628.94
MEX20-180W		North of HG_SZ	Ext.	1622.00	1627.30	5.30	4.93	16.66	11.55	-1487.29
MEX20-182WA		HG_NZ	Infill	1608.00	1629.00	21.00	18.54	5.71	5.55	-1329.29
	Incl.		Infill	1611.45	1617.65	6.20	5.47	14.24	13.68	-1326.53
		North of HG_SZ	Infill	1627.60	1635.00	7.40	6.82	5.27	4.88	-1491.80
		HG_SZ	Infill	1658.10	1674.70	16.60	15.29	2.46	2.46	-1518.54
MEX20-186W		HG_SZ	Infill	1462.80	1472.55	9.75	9.22	9.24	8.94	-1127.43
	Incl.		Infill	1467.35	1471.80	4.45	4.21	13.77	13.12	-1128.53
MEX20-191WB		North of HG_SZ	Infill	1556.85	1563.00	6.15	5.60	6.47	6.47	-1405.01
MEX20-192WB		North of HG_WZ	Infill	1750.00	1773.00	23.00	19.31	2.28	2.28	-1593.22
MEX20-193WC		HG_SZ	Infill	1733.00	1773.00	40.00	33.24	3.66	3.38	-1556.26
	Incl.		Infill	1733.00	1744.00	11.00	9.14	4.36	3.35	-1543.80
	Incl.		Infill	1756.00	1761.00	5.00	4.16	8.45	8.45	-1560.98
		South of HG_SZ	Infill	1782.00	1796.00	14.00	11.64	2.72	2.72	-1587.12
MEX20-193WD		HG_SZ	Infill	1754.80	1770.30	15.50	12.35	8.81	8.54	-1538.60
MEX20-195EXT		HG_NZ	Infill	1574.00	1606.00	32.00	26.82	6.06	5.84	-1236.61
	Incl.		Infill	1583.00	1588.00	5.00	4.19	12.02	11.43	-1234.37
	Incl.		Infill	1601.20	1604.90	3.70	3.10	8.98	8.98	-1243.05
		HG_SZ	Infill	1673.00	1695.00	22.00	17.46	2.17	2.17	-1281.39
MEX20-195EXTW		HG_NZ	Infill	1536.30	1546.50	10.20	9.86	3.32	3.32	-1174.03
		South of HG_SZ	Infill	1638.40	1650.85	12.45	11.85	6.20	6.20	-1232.25
	Incl.		Infill	1642.20	1646.80	4.60	4.38	9.97	9.97	-1232.18
MEX21-196ZB		HG_SZ	Infill	1347.00	1352.05	5.05	4.74	11.18	10.98	-1165.86
MEX21-196ZC		HG_NZ	Infill	1300.40	1315.00	14.60	12.00	5.47	4.25	-1132.96
		HG_SZ	Infill	1369.00	1382.70	13.70	11.02	3.12	3.12	-1185.69
MEX21-197Z**		North of HG_SZ	Infill	1879.55	1898.00	18.45	16.24	2.10	2.10	-1675.42
MEX21-198		HG_SZ	Infill	1775.60	1805.00	29.40	24.99	5.23	5.23	-1628.00
	Incl.		Infill	1795.00	1804.00	9.00	7.65	10.08	10.08	-1635.91
MEX21-199		HG_NZ	Infill	1379.00	1393.45	14.45	14.03	4.61	4.61	-1132.61
		HG_SZ	Infill	1467.25	1488.80	21.55	20.69	1.80	1.80	-1186.64
MEX21-201**		HG_WZ	Infill	1597.40	1607.00	9.60	9.37	2.67	2.67	-1279.32
MEX21-202**		North of HG_SZ	Ext.	1787.00	1807.50	20.50	20.48	2.04	2.04	-1588.43
MEX21-203R		North of HG_WZ	Infill	1696.40	1700.20	3.80	3.51	14.10	14.10	-1470.55
		HG_WZ	Infill	1719.40	1746.95	27.55	25.52	7.95	7.95	-1496.07
	Incl.		Infill	1728.10	1739.55	11.45	10.61	14.47	14.47	-1496.55
MEX21-205**		South of HG_NZ	Infill	1040.00	1046.70	6.70	5.33	4.78	4.63	-980.08
MEX21-208**		HG_WZ	40 m Infill	1509.00	1553.10	44.10	41.42	6.82	6.82	-1069.30
	Incl.		40 m Infill	1510.00	1531.90	21.90	20.57	10.42	10.42	-1063.58
RD20-4674		East Gouldie Ext	Exp.	2230.60	2235.55	4.95	4.57	1.84	1.84	-1828.38
		East Gouldie Ext	Exp.	2231.80	2233.70	1.90	1.75	3.78	3.78	-1828.16
		New Zone South	Exp.	2634.55	2645.00	10.45	9.26	3.50	3.50	-2102.45
		New Zone South	Exp.	2637.00	2640.00	3.00	2.66	6.05	6.05	-2101.62
RD21-4678		East Gouldie Ext	Exp.	2087.40	2093.00	5.60	4.81	6.29	6.29	-1988.66
		East Gouldie Ext	Exp.	2101.70	2103.65	1.95	1.68	1.77	1.77	-1998.92
		East Gouldie Ext	Exp.	2118.50	2119.80	1.30	1.12	7.02	7.02	-2012.42
		East Gouldie Ext	Exp.	2142.00	2143.15	1.15	1.00	6.12	6.12	-2031.58
RD21-4680A		New Zone South	Exp.	2691.10	2697.40	6.30	5.04	1.94	1.94	-2303.22

** Drillhole not surveyed yet, drill rig still on the set-up.

Figure 10: East Gouldie Longitudinal and Cross Section Demonstrating Infill Results and East Extension Exploration Drilling.
https://www.globenewswire.com/NewsRoom/AttachmentNg/ba45924a-36bd-46b3-bbce-c90a8f721312

Three drills continued to work on the regional exploration program, with drilling concluded at East Amphi and on the eastern extension of East Gouldie from the Rand property.

East Amphi is located three kilometres northwest of the Canadian Malartic pit. To date, 7,900 metres of drilling have been completed at East Amphi and results indicate the presence of significant mineralization at depth below the historic workings. Two zones are being defined with new intercepts in the Nessie zone of 2.16 g/t of gold over an estimated true width of 17.19 metres in drill hole EA20-4187, and 14.13 g/t of gold over an estimated true width of 1.70 metres in drill hole EA21-4196. Follow up drilling of the adjacent Kraken zone, returned an intercept of 2.01 g/t of gold over an estimated true width of 29.77 metres. This interval is tentatively interpreted to consist of both the Nessie and Kraken zones where they converge along strike.

As previously reported, exploration drilling conducted earlier this year on the Rand property targeting the projected down plunge extension of the East Gouldie zone encountered significant mineralization in drill hole RD21-4680A, with an intercept located 1,150 metres from the eastern limit of the East Gouldie mineral resources reported at year-end 2020. (Please see the Yamana press release issued April 28, 2021, titled ‘Yamana Gold Reports Strong First Quarter 2021 Production Results’, available at www.yamana.com.) Follow-up drilling in this area has generated two new widely separated intercepts, reported as estimated true widths in the projected plane of East Gouldie: 1.84 g/t of gold over 4.57 metres including 3.78 g/t of gold over an estimated true width of 1.75 metres (RD 20-4674); 6.29 g/t of gold over an estimated true width of 4.81 metres (RD21-4678).

Extending hole RD20-4674 into the footwall of the East Gouldie zone resulted in the discovery of a new sub-parallel zone located 400 metres south of the East Gouldie extension reporting 3.50 g/t of gold over an estimated true width of 9.26 metres, while an extension of previously reported RD20-4680A reported 1.94 g/t of gold over an estimated true width of 5.04 metres, also in the new zone.

These new results extend the East Gouldie zone 1,260 metres beyond the reported East Gouldie mineral resource and onto the Rand Malartic property. Combined with the extension hole MEX 21-202 reported above, there is now a strong target area potential for follow up drilling up dip from the new intercepts. See Figure 10.

All intervals in the East Gouldie Extension and the new zone consist of sheared metasedimentary rocks of the Pontiac Group, with pyrite mineralization associated with sericite, carbonate, and chlorite alteration.

The 2021 budget for infill and exploration drilling on the Odyssey Underground Project is $11.9 million (50% basis) with the objective of completing 141,400 metres of drilling, largely on the East Gouldie deposit. The district exploration budget was increased from $3.2 million (50% basis) to $4.4 million (50% basis) to drill an additional four pierce points into the newly defined eastern extension of the East Gouldie zone.

Qualified Persons
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at Geoassay, ALS and SGS analytical laboratories. ALS and SGS are both ISO 9001:2008 and 17025 certified laboratories, while Geoassay is undergoing certification. Gold is analyzed by gold fire assay with 30 grams or 50 grams aliquot and AAS finish. Samples over 5 g/t gold (El Peñón, Minera Florida and Cerro Moro) and 10 g/t gold (Canadian Malartic) are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and AAS finish (ore level) and samples over 30g/t are re-analyzed by gravimetric finish methods. Five percent of all pulps are further checked by secondary certified laboratories (ALS, SGS, Bureau Veritas) using the same analytical methods.

All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay. The remaining core, coarse reject and pulps are stored on-site in a secure location.

Certified reference standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including exploration drilling plans, timelines and budgets for 2021 and 2022; the expectation that an update on the Company’s generative exploration program that will include initial exploration results at Wasamac will be provided before the end of the month; the potential to add new mineral reserves and mineral resources; the Company’s corporate strategy of extending mine life through depletion replacement on an annual basis; potential to significantly extend mine lives at the Company’s operations;  the potential and plans for production increases, and for further high-grade mineralization outside of core mine areas and mine extensions. 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These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with its exploration programs and results of exploration for the objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)